

Mail Stop 4631

July 26, 2017

Russ R. Stolle
Venator Materials PLC
Senior Vice President, General Counsel and Chief Compliance Officer
10001 Woodloch Forest Drive
The Woodlands, Texas 77380

> **Re:** **Venator Materials PLC**
> **Amendment No.5 to Registration Statement on Form S-1**
> **Filed July 24, 2017**
> **File No. 333-217753**

Dear Mr. Stolle:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1; Legality Opinion

1. The opinion provided does not cover the transaction that is the subject of the registration statement. The registered transaction covers a resale, not the issuance of the shares to the selling shareholders, and should, therefore, comply with the guidance contained in Section II.B.2.h of Staff Legal Bulletin 19.

2. The assumption contained in Section 4.8 and the qualifications contained in Section 6.2 cover matters that are readily ascertainable and are therefore not appropriate topics to be carved-out from the opinion. Please have counsel file a revised opinion that complies with the principles contained in Section II.3.a of Staff Legal Bulletin 19 or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction